June 26, 2009

Lisa Haynes
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Dear Ms. Haynes:

Below, please find our responses to the comments outlined in Mr. Decker’s letter to the Company dated June 22, 2009. The responses follow the numbering system as shown in the above noted letter and include the original comment. The proposed revisions to the comments noted in the June 22, 2009 letter are underlined to assist in your review.

In addition to the responses below, Management also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings:
•	staff comments or changes disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Company Response:

Please refer to responses below.

2.
We previously requested that you provide a statement, in writing, from the company’s management acknowledging the three bullet points acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated June 3, 2009.  It appears that your June 12, 2009 response letter did not include the requested acknowledgements.  Please provide these requested acknowledgements in writing from management with your next response letter.

Company Response:

Please refer to the language in the opening paragraphs above.

Risk Factors, page 5

3.
We note your response to comment two from our letter dated June 3, 2009.  Your risk factor sub-caption such as “competition”, “disposal facility” and “change in government regulation” still do not adequately describe the risks you discuss below the sub-caption.  For example, instead of “disposal facility”, your sub-caption should be worded to explain a specific risk such as “Our failure to operate and maintain our disposal facility in compliance with federal, state and local laws could result in….” Please show us in your supplemental response how you will revise your risk factor sub-captions in your future filings to address this comment.

Company Response:

Below please find the proposed sub-caption and the June 22, 2009  revisions of the Risk Factors section of the June 30, 2008 10-K to reflect a more definitive sub caption and expanded discussion of the risks of the business.

ITEM 1A. RISK FACTORS

Aggressive pricing by existing competitors and the entrance of new competitors could drive down the Company’s profits and slow its growth.

Although the Company currently has limited competition in its core Sharps Disposal By Mail Systems® business, it is possible that other companies may enter into or expand into the business. Potential competitors could include large medical waste organizations (focusing on the large quantity versus small quantity medical waste market), solid waste companies or reverse distributors. These potential competitors could have greater levels of capital, broader infrastructure and significantly more personnel.

The loss of the Company’s senior executives could affect the Company’s ability to manage the business profitability.

Sharps’ growth and development to date has been largely dependent on the active participation and leadership of its senior management team consisting of the Company’s Chairman and CEO, Executive VP & CFO, Sr. VP of Sales and Sr. VP of Operations. The Company believes that the continued success of the business is largely dependent upon the continued employment of the senior management team and has, therefore, (i) entered into individual employment agreements with key personnel and (ii) granted equity-based stock compensation to senior management members in order to provide incentive for their continued employment with the Company. The unplanned loss of one or more of the senior management team could disrupt the Company’s ability to execute its business plan.

The lack of customer long-term volume commitments could adversely affect the Company’s profits and future growth.

Although the Company does enter into exclusive contracts with the majority of its enterprise customers and including volume purchase incentives, these contracts do not have provisions for firm long-term volume commitments. In general, customer purchase orders may be canceled and order volume levels can be changed or delayed with limited or no penalties.

Sharps cannot assure the replacement of canceled, delayed or reduced purchase orders which could significantly affect the financial performance of the Company.

The Company is subject to federal, state and local laws regarding the operation of its incinerator and autoclaving facility and existing or future regulations may restrict the Company’s operations, increase its costs of operations or require the Company to make additional capital expenditures.

The Company’s business utilizes an incinerator facility for the proper disposal of sharps and pharmaceutical waste. The Company’s owned treatment facility is located in Carthage, Texas (Panola County). Prior to the purchase of the facility in January 2008, the Company operated the treatment facility since 1999. The Company believes it operates and maintains the facility in compliance with all federal, state and local laws and/or any other regulatory agency involving solid waste disposal. The cost of such compliance for the year ended June 30, 2008 was $9,225. Although the Company entered into an agreement with a secondary burn facility to provide services in the event the incinerator is unavailable, any disruption in the availability of a disposal facility or increased governmental regulation could have an adverse impact on the Company. The Company can make no assurances that no such disruption or burdensome regulation will occur in the future.

The Company believes the facility is in compliance with all applicable federal, state, local and/or regulatory agency requirements, air pollution and TCEQ (“Texas Commission on Environmental Quality”) regulations. See Change in Government Regulation below which discusses the future requirement to install additional equipment to the Company’s incinerator (estimated at $1.4 million) and the Company’s plans to install autoclave technology which is not impacted by the change in Government regulations.

During fiscal 2008, the Company began the process of adding alternative autoclave technology for medical waste disposal with plans to be fully operational by December 31, 2008 depending upon the timing of the completion of required state permitting. Autoclaving is a process that treats regulated waste with steam at high temperature and pressure to kill pathogens. Combining the autoclaving with a shredding or grinder process allows the waste to be disposed in a landfill operation. The Company believes autoclaving is environmentally cleaner and a less costly method of treating medical waste than incineration. The autoclaving technology is planned to be used in addition to incineration and is estimated to cost approximately $400,000. The addition of the autoclave is not impacted by the amended EPA Clean Air Act.

The Company is subject to federal, state and local laws and existing or future regulations may restrict the Company’s operations, and increase its costs of operations in connection with handling and transportation of mailed sharps.

Sharps is required to operate within guidelines established by federal, state, and/or local regulatory agencies. Such guidelines have been established to promote occupational safety and health standards and certain standards have been established in connection with the handling, transportation and disposal of certain types of medical and solid wastes, including mailed sharps. Sharps believes that it is currently in compliance in all material respects with all applicable laws and regulations governing its business. However, in the event additional guidelines are established to more specifically control the business of Sharps, including the environmental services subsidiary, additional expenditures may be required in order for Sharps to be in compliance with such changing regulations. Furthermore, any material relaxation of any existing regulatory requirements governing the transportation and disposal of medical sharps products could result in a reduced demand for Sharps’ products and services and could have a material adverse effect on Sharps’ revenues and financial condition. The scope and duration of existing and future regulations affecting the medical and solid waste disposal industry cannot be anticipated and are subject to change due to political and economic pressures.

In November 2005, the EPA amended the Clean Air Act which will affect the operations of the leased incineration facility located in Carthage, Texas. The regulation modifies the emission limits and monitoring procedures required to operate an incineration facility. The new rules will necessitate changes to the Company’s owned incinerator and pollution control equipment at the facility or require installation of an alternative treatment method to ensure compliance. Such change would require the Company to incur significant capital expenditures in order to meet the requirements of the regulations. The regulation allows a minimum period of three years and a maximum of five years to comply after the date the final rule was published. The Company has studied the amended EPA Clean Air Act and its options, and has decided in the interim to move forward with the process of adding alternative technology, autoclaving, for medical waste disposal with plans to be fully operational by December 31, 2008 at its current facility in Carthage, Texas. Autoclaving is a process that treats regulated waste with steam at high temperature and pressure to kill pathogens and is not impacted by the Clean Air Act noted above. Combining the autoclaving with a shredding or grinder process allows the waste to be disposed in a landfill operation. The Company believes autoclaving is environmentally cleaner and a less costly method of treating medical waste than incineration. The Company has not yet decided if and when it will incur the additional capital expenditures needed in order to meet the new regulations. The additional capital expenditures are estimated at approximately $1.4 million and would increase its permitted incineration capacity from eleven (11) tons per day to thirty (30) tons per day. Should the Company incur such additional capital expenditures, it would do so subsequent to the development and launching of a business plan designed to generate significant incremental and new revenue stream from third party medical waste services. See Disposal Facility section above for further information regarding the purchase of the Carthage, Texas facility and addition of autoclave technology.

The possibility of postal work interruptions would adversely affect the disposal element and operations of the Company’s business.

Sharps currently transports (from the patient or user to the Company’s treatment facility) the majority of its disposal products using the USPS, therefore, any long-term interruption in USPS delivery services would disrupt the disposal element of the Company’s business. Postal delivery interruptions are rare. Additionally, since USPS employees are federal employees, such employees may be prohibited from engaging in or continuing a postal work stoppage, although there can be no assurance that such work stoppage can be avoided. As noted above, the Company entered into an arrangement with UPS whereby UPS transports the Company’s Sharps Disposal by Mail System® products from the non-healthcare facility end user to the Company’s owned treatment facility. The Company began selling a UPS product to select customers in fiscal year 2007. Additionally, the Company is studying the feasibility of the use of a consolidator to transport the Sharps Disposal By Mail System® products from the patient or user to the Company’s treatment facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

4.
It appears from your response to comment four from our letter dated June 3, 2009 that you capitalize all third party costs related to systems software implementation, regardless of the nature of the costs incurred.  Please revise your property and equipment accounting policy footnote on page F-8 to clearly explain which third party software programming and implementation costs were capitalized and which costs were expensed during the periods presented in your filings.  Your response should specifically consider the provisions of paragraphs 20-23 and 31 -33 of SOP 98-1.

Company Response:

The Company does not capitalize all third party costs related to systems software implementation, regardless of the nature of the costs incurred.  Instead, the Company follows the provisions of SOP 98-1.  Please refer to the proposed addition below.  We request that the change be reflected prospectively in the Company next filing (June 30, 2009 Form 10-K).

Property and Equipment:  Property and equipment, including third party software and implementation costs, is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets.  Additions, improvements and renewals significantly adding to the asset value or extending the life of the asset are capitalized. Ordinary maintenance and repairs, which do not extend the physical or economic life of the property or equipment, are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the results of operations for the period.

In accordance with Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, all programming, implementation, and costs incurred with developing internal-use software are capitalized during the development project stage.  External direct costs of materials and services consumed in developing or obtaining internal-use computer software are capitalized.

The Company expenses costs associated with developing or obtaining internal-use software during the preliminary project stage.  Training and maintenance costs associated with system changes or internal-use software are expensed as incurred.  Additionally, the costs of data cleansing, reconciliation, balancing of old data to the new system, creation of new/additional data and data conversion costs are expensed as incurred.

During the years ended June 30, 2008 and 2007, the Company recorded depreciation expense of $245,139 and $198,980, respectively.

Critical Accounting Policies, page 16

5.
We note your response to comment seven from our letter dated June 3, 2009.  For each of the periods presented in your filing, please consider disclosing the amount of transportation and incineration element revenue recognized at point of sale for container systems not expected to be returned.

Company Response:

As previously noted in our initial response to your letter dated June 3, 2009, the Company believes the disclosure on page 16 for revenue recognition under Critical Accounting Policies encompasses adequate disclosure regarding systems not returned as follows:

“Furthermore, through regression analysis of historical data, the Company has determined that a certain percentage of all container systems sold may not be returned. Accordingly, a portion of the transportation and incineration elements are recognized at the point of sale.”

Additionally, such disclosures would have no appreciable incremental utility for the users of its financial statements in understanding the impact of product return rates on its financial position, results of operations or cash flows.  Lastly, we believe the additional disclosure would result in competitive harm to the Company by disclosing proprietary information to customers and competitors that ultimately would be detrimental to the Company and ultimately, its shareholders.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

6.
We note your response to comment 10 from our letter dated June 3, 2009 stating that you will include an appropriate allocation of depreciation and amortization in your cost of revenues in future filings.  Please reclassify amounts as necessary for each period presented, including prior periods, to ensure consistency.  Please also ensure that your disclosures indicate the line items that depreciation and amortization are included in.

Company Response:

The Company will reclassify amounts as necessary for each period presented on a prospective basis and will disclose that depreciation and amortization expense is included is in cost of revenues.

7.
You disclose on page F-9 that you classify costs you incur for shipping and handling as cost of revenues.  Please revise your filling to clarify whether you include inbound freight charges, purchasing and receiving costs, inspections costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

•	Here and in MD&A the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•
In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Company Response:

Inbound freight, purchasing and receiving costs, inspections costs, warehousing costs are included as cost of revenues.  This has been reflected below in the proposed addition to Summary of Significant Accounting Policies.  We request that the change be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

Additional Product Related Costs:  The Company records inbound shipping, purchasing and receiving costs, inspections costs, warehousing costs and other product related costs as cost of revenues.

Note 4 – Notes Payable and Long-Term Debt, page F-12

8.
We note your response to comment 11 from our letter dated June 3, 2009.  Please tell us how you considered the need to file an Item 2.03 or 8.01 Form 8-K for the amendment of your Line of Credit Facility in March 2009.  Please also ensure that the liquidity section of your MD&A for your June 30, 2009 Form 10-K addresses the terms of this amendment as well as the sources of capital that you will use during fiscal 2010 if the Credit Facility is not extended in March of 2010.

Company Response:

The Company did not file a Form 8-K related to the amendment to the Line of Credit Facility in March 2009 since no amounts were outstanding under the Line of Credit and the Company’s liquidity position was positive and did not require use of the facility.

The liquidity section of the MD&A for the June 30, 2009 10-K will address the terms of the March 2009 amendment as well as the sources of capital to be used during fiscal 2010 if the Credit Facility is not extended in March 2010.

Note 5 – Income Taxes, page F-12

9.	We note your response to comment 12 from our letter dated June 3, 2009. Please revise your proposed disclosure to explain the nature of the adjustment titled “true-up of prior year accrual”.

Company Response:

Below, please find the revision of Note 5 – Income Taxes with additional disclosure of the “other” reconciling item and the disclosure of the expiration date of the net operating loss carryforwards. We have changed the description of the one time true-up adjustment line and feel that due to immateriality (less than $10,000) that no further detail is needed. We request that the revision be reflected prospectively in the Company’s next filing (June 30, 2009 Form 10-K).

NOTE 5 – INCOME TAXES

The reconciliation of the statutory income tax rate to the Company’s effective income tax rate for the years ended June 30, 2008 and 2007 are as follows:

For the year ended June 30, 2008 state income taxes relate to the Texas Margin Tax.  The net operating loss carryforwards and other deferred tax assets are fully reserved in the valuation allowance.

At June 30, 2008, the Company had net operating loss carryforwards for income tax purposes of approximately $9.4 million.  The carryforwards will expire beginning June 30, 2009 through June 30, 2027, if not otherwise used.  There is a limitation under the Internal Revenue Code Section 382 on the Company’s net operating losses generated prior to 1998.  This limitation will cause $2.8 million of losses to expire unused.  Therefore, only $6.6 million of the Company’s net operating loss carryforwards are available for use in future years.

Please feel free to contact me at 713-660-3514 should you have questions or require additional information.

Sincerely,

David P. Tusa
Executive Vice President and Chief Financial Officer